United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

November 2025

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Rio de Janeiro, November 3, 2025.

To:
Brazilian Securities and Exchange Commission (CVM)

Superintendence of Company Relations

Company Monitoring Management – 2

Attn.:
Guilherme Rocha Lopes – Manager

Fernando D'Ambros Lucchesi – Federal Capital Markets Inspector

Cc:
Listing and Issuer Supervision Superintendence of B3 S.A. – Brasil, Bolsa, Balcão

Attn.: emissores@b3.com.br

ana.pereira@b3.com.br
ana.zane@b3.com.br

Subject: Request for clarification – News published in the media – Official Letter No. 222/2025/CVM/SEP/GEA-2 (“Letter”)

Dear Sirs,

In response to the Official Letter referenced above, attached to this reply, Vale S.A. (“Vale” or the “Company”) hereby provides the following clarifications regarding the news article published on the Valor Econômico newspaper’s website on October 31, 2025, titled “It is likely we will pay extraordinary dividends soon, says Vale’s management”, which contains the following information:

“It is likely we will pay extraordinary dividends soon, says Vale’s management

Market stability creates conditions to consider extraordinary dividends, says Vale’s Executive Vice President of Finance, Marcelo Bacci

Marcelo Bacci, Vale’s Executive Vice President of Finance, stated this Friday (31) that it is likely the company will announce the payment of extraordinary dividends ‘soon.’

‘We cannot anticipate the decision right now, because there are still things we need to [know], but it is likely that we will announce extraordinary dividends soon,’ said Bacci during a conference call with analysts regarding the third quarter results.

According to the executive, market stability creates conditions to consider extraordinary dividends, and the company’s cash flow is performing better than expected.

Company monitors possible changes in dividend regulation

Also during the conference call, Marcelo Bacci stated that the company is monitoring possible changes in dividend regulation. He made the comment in response to a question about potential changes in taxation. Currently, Bill No. 1,087/25 is being processed in the Senate, after being approved by the House of Representatives.

Regarding dividends, Bill No. 1,087/25 proposes a 10% Withholding Income Tax (IRRF) on amounts exceeding R$50,000 per month per beneficiary, regardless of the number of payments made during the month.

Bacci emphasized that the immediate impact on the company, should the bill be approved and come into effect, should be ‘minimal.’ The executive explained that the company’s dividend policy provides for payments via interest on equity (JCP), which reduces the impact.”

Initially, we emphasize that the changes proposed by the Draft Law No. 1,087/25 (Projeto de Lei – PL n° 1.087/25) are public, and not only Vale but also other companies have been monitoring the matter and discussing its impacts, as well as possible alternatives. In this context, it is natural for the Company’s management to consider a possible extraordinary distribution of dividends in light of the potential effects of changes in the rules regarding dividend taxation.

Vale S.A. Praia de Botafogo, 186, 19º andar, Botafogo 22.250-145 Rio de Janeiro RJ Brasil www.vale.com vale.ri@vale.com	Page 1 of 4

Furthermore, we clarify that Vale has historically approved the distribution of dividends in the last months of each year, provided that the results recorded during the year allow for such distribution. For example, in the fiscal years of 2024, 2023, and 2022, dividend distributions were approved in the months of November, October, and December, respectively.

In this context, the statement made by the Executive Vice President of Finance and Investor Relations merely aimed to clarify that, considering the proposed changes in dividend taxation and the Company’s results for the period, it is expected that the Company will approve the distribution of extraordinary dividends in the near future. This would be in line with Vale’s recent history and, therefore, anticipated by the market. This is evidenced by the absence of any atypical oscillation in the price of the Company’s common shares (VALE3), considering the opening and closing prices on October 31, 2025, the date of the earnings conference.

It should also be noted that the reference to “extraordinary” dividends relates to the fact that Vale has already distributed, in the current fiscal year, the minimum shareholder remuneration amount provided for in its Shareholder Remuneration Policy, which was fulfilled with the interest on equity payment approved on July 31 and paid on September 4, 2025.

It is worth recalling that the possibility of the Company distributing extraordinary dividends during the second half of the year was highlighted during the presentation of the Company’s second quarter 2025 results, when it was clarified that, should iron ore prices remain within the observed range at the time, there could be opportunity for additional payments to shareholders.

Nonetheless, we clarify that any potential distribution of extraordinary dividends would be subject to the necessary approvals in accordance with the Company’s governance procedures. For this reason, during the earnings conference, the CFO made it clear that it would not be possible to anticipate any decision on the matter. In fact, there is no decision by the Company’s Board of Directors regarding the potential declaration of extraordinary dividends, the amount to be paid, or the payment date. Therefore, there is no requirement to disclose a Material Fact, as per item XVI, Sole Paragraph of Article 2 of CVM Resolution No. 44/2021.

We remain at your disposal for any further clarification.

Sincerely,

Marcelo Feriozzi Bacci

Executive Vice President of Finance and Investor Relations

Vale S.A. Praia de Botafogo, 186, 19º andar, Botafogo 22.250-145 Rio de Janeiro RJ Brasil www.vale.com vale.ri@vale.com	Page 2 of 4

Translation generated by artificial intelligence

SECURITIES AND EXCHANGE COMMISSION (CVM)

Rua Sete de Setembro, 111/2-5th and 23-34th Floors, Centro, Rio de Janeiro/RJ – ZIP: 20050-901 – Brazil – Tel.: (21) 3554-8686

Rua Cincinato Braga, 340/2nd, 3rd and 4th Floors, Bela Vista, São Paulo/SP – ZIP: 01333-010 – Brazil – Tel.: (11) 2146-2000

SCN Q.02 – Bl. A – Ed. Corporate Financial Center, S.404/4th Floor, Brasília/DF – ZIP: 70712-900 – Brazil – Tel.: (61) 3327-2030/2031

www.cvm.gov.br

Official Letter No. 222/2025/CVM/SEP/GEA-2

Rio de Janeiro, October 31, 2025.

To Mr. Marcelo Feriozzi Bacci

Investor Relations Director of VALE S.A.

Tel.: +55 (21) 3485-5000

E-mail: dri.vale.sa@vale.com

Cc: Listing and Issuer Supervision Department of B3 S.A. – Brasil, Bolsa, Balcão

E-mails: emissores@b3.com.br; ana.pereira@b3.com.br; ana.zane@b3.com.br

Subject: Request for clarification – News published in the media

Dear Director,

1.	We refer to the news published on the Valor Econômico newspaper website on October 31, 2025, entitled "It is likely we will pay extraordinary dividends soon, says Vale management," containing the following information:

It is likely we will pay extraordinary dividends soon, says Vale management
Market stability creates conditions to consider extraordinary dividends, says Vale’s Executive Vice President of Finance, Marcelo Bacci

Vale’s Executive Vice President of Finance, Marcelo Bacci, stated this Friday (31) that it is likely the company will announce “soon” the payment of extraordinary dividends. “We cannot anticipate the decision now, because there are more things we need [to know], but it is likely that we will have extraordinary dividends announced soon,” said Bacci, in a conference call with analysts about the third quarter results. According to the executive, market stability creates conditions for considering extraordinary dividends, and the company’s cash flow is performing better than expected.

The company is monitoring possible changes in dividend regulation. Also during the conference call, Marcelo Bacci stated that the company is monitoring possible changes in dividend regulation. He made the comment in response to a question about possible changes in taxation. Currently, Bill 1,087/25 is being processed in the Senate, after being approved by the House of Representatives. Regarding dividends, Bill 1,087/25 provides for a 10% Withholding Income Tax (IRRF) on amounts above R$ 50,000 per month per beneficiary, regardless of the number of payments in the month. Bacci emphasized that the immediate impact for the company, should the matter be approved and come into effect, should be “minimal.” The executive explained that the mining company’s dividend policy provides for payment via interest on equity (JCP), which reduces the impact.

2.	Regarding the content of the news, we request your statement on the veracity of the information provided in the news, and, if affirmative, we request further clarification on the subject, as well as information on the reasons why you understood that the matter was not considered a Material Fact, under CVM Resolution No. 44/21, especially in relation to item XVI of the sole paragraph of article 2, which states that the attribution of cash proceeds is an example of a Material Fact.
3.	You should also inform in which documents already filed in the Empresas.NET System there is information on the subject.

Vale S.A. Praia de Botafogo, 186, 19º andar, Botafogo 22.250-145 Rio de Janeiro RJ Brasil www.vale.com vale.ri@vale.com	Page 3 of 4

4.	Such statement must include a copy of this Official Letter and be sent through the Empresas.NET System, category “Market Communication,” type “Clarifications on CVM/B3 inquiries.” Compliance with this request for a statement through Market Communication does not exempt the possible investigation of responsibility for the untimely disclosure of a Material Fact, under CVM Resolution No. 44/21.
5.	We emphasize that, under article 3 of CVM Resolution No. 44/21, it is the duty of the Investor Relations Director to disclose and communicate to CVM and, if applicable, to the stock exchange and organized over-the-counter market entity where the company’s securities are admitted to trading, any act or material fact that has occurred or is related to its business, as well as to ensure its broad and immediate dissemination, simultaneously in all markets where such securities are admitted to trading.
6.	According to § 3 of article 3 of CVM Resolution No. 44/21, the disclosure of a material act or fact must precede or be simultaneous to the dissemination of the information by any means of communication, including information to the press, or in meetings of class entities, investors, analysts, or with a selected audience, in Brazil or abroad.
7.	Under the sole paragraph of article 6 of CVM Resolution No. 44/21, it is the duty of the controlling shareholders or administrators of the publicly held company, directly or through the Investor Relations Director, to immediately disclose the pending material act or fact, in the event that the information escapes control or if there is an atypical fluctuation in the quotation, price, or quantity traded of the securities issued by the publicly held company or referenced to them. Thus, if there is a leak of relevant information (its disclosure by a press vehicle, for example), the Material Fact must be disclosed, regardless of whether the information originates from statements by representatives of the Company.
8.	As guided by Circular/Annual-2025-CVM/SEP, “CVM has understood that, in the event of a leak of information or if the company’s securities fluctuate atypically, the material fact must be immediately disclosed, even if the information refers to operations under negotiation (not concluded), initial negotiations, feasibility studies, or even the mere intention to carry out the business (see judgment of CVM Process No. RJ2006/5928 and PAS CVM No. 24/05)” (emphasis added).
9.	We also highlight that article 8 of CVM Resolution No. 44/21 provides that controlling shareholders, directors, members of the board of directors, the fiscal council, and any bodies with technical or advisory functions, created by statutory provision, and company employees, must keep confidential information relating to a material act or fact to which they have privileged access due to their position, until its disclosure to the market, as well as ensure that subordinates and trusted third parties also do so, being jointly liable with them in case of non-compliance.
10.	By order of the Superintendence of Corporate Relations, we warn that it will be up to this administrative authority, in the exercise of its legal powers and, based on item II, article 9 of Law No. 6,385/76, and article 7, combined with article 8 of CVM Resolution No. 47/21, to determine the application of a daily fine, without prejudice to other administrative sanctions, in the amount of R$ 1,000.00 (one thousand reais), for non-compliance with the requirements formulated, by November 3, 2025.

Sincerely,

Electronically signed by Fernando D'Ambros Lucchesi, Federal Inspector of the Capital Markets, on 10/31/2025, at 15:50, pursuant to article 6 of Decree No. 8,539, of October 8, 2015.

Electronically signed by Guilherme Rocha Lopes, Manager, on 10/31/2025, at 15:54, pursuant to article 6 of Decree No. 8,539, of October 8, 2015.

The authenticity of the document can be verified at

https://sei.cvm.gov.br/conferir_autenticidade, by entering the verification code 2493617 and the CRC code 2B66A238.

Reference: Process No. 19957.015998/2025-32

SEI Document No. 2493617

Vale S.A. Praia de Botafogo, 186, 19º andar, Botafogo 22.250-145 Rio de Janeiro RJ Brasil www.vale.com vale.ri@vale.com	Page 4 of 4

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: November 3, 2025		Director of Investor Relations